INFOSYS TECHNOLOGIES LIMITED
Registered Office: Electronics City, Hosur Road, Bangalore-560 100
To the Members,
ABSTRACT of variation in the terms of appointment of Mr. S. D. Shibulal, Whole-time Director of the Company and Memorandum of Interest pursuant to section 302 of the Companies Act, 1956.
Mr. S. D. Shibulal, who was appointed a Whole-time Director with effect from January 10, 2002, was based at US and accordingly was being paid a base salary of US $ 15,830 per month in the scale of US $ 10,000 to US $ 50,000 with necessary approvals of the Board of Directors and Members of the Company.
Owing to the Company's business requirements, Mr. S. D. Shibulal would henceforth be based in India. Hence, upon the recommendation of the Compensation Committee, the Board of Directors at the meeting held on January 11, 2006 have decided to re-fix the remuneration payable to
Mr. S. D. Shibulal as follows with effect from January 1, 2006:
Salary: Rs. 1,08,809 per month in the scale of Rs. 90,000/- to Rs. 3,00,000/-
Bonus: Bonus up to a maximum of 20% of salary, payable quarterly or at other intervals as may be decided by the Board.
Company performance linked incentive: Company performance linked incentive, payable quarterly or at other intervals as may be decided by the Board.
Individual performance linked incentive: Individual performance linked incentive, up to a maximum of 60% of the fixed gross salary, payable quarterly or at other intervals as may be decided by the Board.
Perquisites:
1. Housing: Furnished / unfurnished residential accommodation or house rent allowance up to 10% of salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.
2. Medical Reimbursement / allowance: Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
3. Leave travel concession / allowance: For self and family once in a year, as decided by the Board from time to time.
4. Club fees: Fees payable subject to a maximum of two clubs.
5. Provision for driver / driver's salary allowance: As per the rules of the Company.
6. Personal accident insurance: as per the rules of the Company.
Other benefits: Mr. S. D. Shibulal shall also be entitled to the following benefits:
1. Earned / Privilege leave: As per the rules of the Company.
2. Company's contribution to provident fund and super-annuation fund: As per the rules of the Company.
3. Gratuity: As per the rules of the Company.
4. Encashment of leave: As per the rules of the Company.
5. Company car and telephone: Use of the Company's car and telephone at residence for official purposes, as per the rules of the company.
The aggregate remuneration inclusive of salary, bonus, incentives, perquisites and allowances and other benefits payable to Mr. S.D. Shibulal, shall always be subject to the overall ceilings laid down in Sections 198 and 309 and other applicable provisions of the Companies Act, 1956.
Minimum remuneration
Where in any financial year during the tenure of Mr. S. D. Shibulal, the Company incurs a loss or its profits are inadequate, the Company shall pay to
Mr. S. D. Shibulal the above remuneration by way of salary, performance bonus and other allowances as a minimum remuneration subject to the limits specified under Section II of Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactments thereof, for the time being in force) or such other limits as may be prescribed by the Government from time to time as minimum remuneration.
Memorandum of Interest
No Director, other than Mr. S. D. Shibulal is concerned or interested in the matter. The abstract of variation in the terms of appointment of Mr. S. D. Shibulal dated January 11, 2006 is circulated to the members' pursuant to section 302 of the Companies Act, 1956.

By the order of the Board For Infosys Technologies Limited

January 11, 2006 Bangalore	V. Balakrishnan Company Secretary and Senior Vice President (Finance)